EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-8) pertaining to the Vlocity, Inc. 2014 Stock Option and Grant Plan and related prospectus of salesforce.com, inc. for the registration of common stock, stock options, restricted stock units and restricted stock and to the incorporation by reference therein of our reports dated March 5, 2020, with respect to the consolidated financial statements and schedule of salesforce.com, inc. and the effectiveness of internal control over financial reporting of salesforce.com, inc. included in its Annual Report (Form 10-K) for the year ended January 31, 2020, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Redwood City, California

June 1, 2020